EXHIBIT 99.1

CHAIRMAN’S LETTER AND NOTICE OF MEETING Annual General Meeting 8 May 2002 Meeting everyday needs of people everywhere

Unilever House, Blackfriars, London EC4P 4BQ
Telephone 020 7822 5252 Telex 28395 Facsimile 020 7822 5464

Niall FitzGerald, KBE	28 March 2002
Chairman

Dear Shareholder

It gives me great pleasure to write to you as we approach this year’s Annual General Meeting.

Included with this letter is your copy of the Unilever Annual Review, which contains the essential information on our performance in 2001. For those of you who have requested it, the Unilever Annual Report & Accounts and Form 20-F is also enclosed.

As you will see from these documents, we have good reason to be pleased with our performance in 2001. We delivered sales growth, margin improvement and a double-digit rise in earnings BEIA, all on or ahead of plan. At the same time we made great strides in integrating our recent major acquisitions, including Bestfoods, Slim•Fast and Ben & Jerry’s, and progressed the sale of businesses, such as DiverseyLever and Unipath, which are set to prosper under new ownership.

All this was achieved against a tumultuous economic background culminating in the tragic events in the United States on 11 September and their aftermath. Our US business was quick to respond to the tragedy and to provide financial and material support to those affected. We should all be proud of how our US colleagues have conducted themselves during this most difficult of times.

2001 was also the first full year of our new organisation – whereby our operations are now based on two divisions, Unilever Bestfoods and Unilever Home and Personal Care. All this entailed much change and challenge for our employees and they have responded magnificently.

You may recall that at last year’s AGM a resolution was passed to allow the use of electronic communications with shareholders. As a result, we have launched our Go Online! facility, which enables shareholders to receive their AGM documents and return their proxy voting forms using the internet. Many of you have already registered for this service; for details of how to do this please see the Go Online! page in the enclosed information booklet. Also, for those familiar with the internet, the Unilever Annual Review, Annual Report & Accounts, and many other items of interest can be accessed at any time on the Unilever website at www.unilever.com.

The AGM is an important event in the Company’s calendar and your vote counts. If you cannot be with us on 8 May then do please complete and return the enclosed Proxy Form in good time – or alternatively, send an electronic version.

Shareholders’ questions are always welcome at the AGM and if you anticipate asking a question, it would be helpful if you could write to me in advance outlining your query, so that I can give you a considered response.

I look forward to giving you a full report on the progress of our Company since the last AGM and to meeting as many of you as possible on 8 May.

Yours sincerely

Unilever PLC
Registered in London number 41424. Registered office: Port Sunlight Wirral Merseyside CH62 4UJ

UNILEVER PLC NOTICE OF ANNUAL GENERAL MEETING 2002

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 8 May 2002 to transact the following business:

Report & Accounts for the year ended 31 December 2001
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2001, together with the Directors’ Report and the Auditors’ Report.
Declaration of Dividend
2	To declare a dividend on the Ordinary Shares.
Re-election of Directors To re-elect the following as Directors:
3 4 5 6 7 8 9 10	Mr N W A FitzGerald, KBE Mr A Burgmans Mr A C Butler Mr P J Cescau Mr K B Dadiseth A R baron van Heemstra Mr R H P Markham Mr C B Strauss
Re-appointment and Remuneration of Auditors
11	To re-appoint PricewaterhouseCoopers as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.
12	To authorise the Directors to fix the remuneration of the Auditors.
Directors’ authority to issue shares
13	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13,450,000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and that this resolution shall cancel and replace the corresponding resolution passed at the last Annual General Meeting of the Company.

Disapplication of pre-emption rights
14	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT subject to the passing of the previous resolution the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment PROVIDED THAT this power shall be limited:

(a)	to the allotment of equity securities in connection with a rights issue in favour of Ordinary Shareholders where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective number of Ordinary Shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b)	to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,000,000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares
15	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 1.4p each in the capital of the Company, subject to the following conditions:
(a)	the maximum number of shares which may be hereby purchased is 290 million shares;
(b)	the minimum price, exclusive of expenses, which may be paid for each share is 1.4p;
(c)	the maximum price, exclusive of expenses, which may be paid for each share is not more than five per cent above the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and
(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling twelve months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary Shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary Shares in pursuance of such contract as if the authority conferred hereby had not expired.
By order of the Board S G Williams Secretary 28 March 2002

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING 2002

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on Monday 6 May 2002 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00pm on Monday 6 May 2002 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Report & Accounts for the year ended 31 December 2001 (Resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Declaration of Dividend (Resolution 2)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors. If approved, the final dividend will be paid on 10 June 2002 to shareholders on the Register of Members at 17 May 2002.

Re-election of Directors (Resolutions 3 to 10)
Unilever PLC’s Articles of Association require the annual retirement and election or re-election of its Directors. Biographical details concerning each Director proposed for re-election can be found on page 22 of Unilever’s Annual Review 2001.

Re-appointment of Auditors (Resolution 11)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

PricewaterhouseCoopers (‘PwC’) has advised Unilever of its intention to transfer its UK audit business to a limited liability partnership (“LLP”) under the Limited Liability Partnerships Act 2000. If this transfer takes place before the expiry of PwC’s term of office at the 2003 AGM (assuming it is re-appointed at the 2002 AGM) then the Directors will take the necessary steps to transfer the audit appointment to the LLP for the remainder of the term.

Remuneration of Auditors (Resolution 12)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (Resolution 13)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this Resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,450,000 in new shares at their nominal value. At 28 February 2002, being one month before the date of the Notice of Meeting, this represented slightly under 33% of the Company’s issued ordinary share capital.

Disapplication of pre-emption rights (Resolution 14)
Renewal of this authority is sought at the AGM each year. Under the Companies Act shareholders have “rights of pre-emption” in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this Resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of Resolution 14 gives them authority to do so, up to a limit of £2,000,000 in new shares at their nominal value, which is approximately 5% of the Company’s issued ordinary share capital.

Company’s authority to purchase its own shares (Resolution 15)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this Resolution provides the authority from shareholders to do so. The Directors have no specific intention of using this authority and would do so only when they considered that such purchases would increase earnings per share and would be in the best interests of the shareholders generally.

The Resolution specifies the maximum number of shares which may be acquired (just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless a change in the law permitted the holding of “treasury stock”.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company. Accordingly, they unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

Unilever PLC PO Box 68, Unilever House Blackfriars, London EC4P 4BQ T +44 (0)20 7822 5252 F +44 (0)20 7822 5951 www.unilever.com